EXHIBIT 99.1

Bona Film Group Reports Fourth Quarter and Full Year 2011 Financial Results

BEIJING, March 1, 2012 — Bona Film Group Limited, (“Bona” or the “Company”) (Nasdaq: BONA), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Financial Highlights

•                  Fourth quarter 2011 net revenues were US$52.6 million, an increase of 195.2% year over year from US$17.8 million in the fourth quarter 2010

•                  Fourth quarter 2011 gross margin was 39.7%, compared to 48.4% in the fourth quarter 2010

•                  Fourth quarter 2011 operating income was US$3.4 million, an increase of 5.5% year over year from US$3.2 million in the fourth quarter 2010

•                  Fourth quarter 2011 net income was US$5.7 million, an increase of 81.7% year over year compared to US$3.1 million in the fourth quarter 2010

•                  Fourth quarter 2011 non-GAAP net income(1) was US$6.2 million, an increase of 82.9% year over year compared to US$3.4 million in the fourth quarter 2010

Full Year 2011 Financial Highlights

•                  Full year 2011 net revenues increased 138.9% year over year to US$126.2 million from US$52.8 million for the full year 2010

•                  Full year 2011 gross margin was 47.3%, compared to 49.8% for the full year 2010

•                  Full year 2011 operating income increased 38.4% year over year to US$12.7 million from US$9.2 million for the full year 2010

•                  Full year 2011 net income was US$14.6 million, compared to net loss of US$4.2 million for the full year 2010

•                  Full year 2011 non-GAAP net income increased 69.4% year over year to US$18.2 million from US$10.8 million for the full year 2010

“We finished the year on a strong note as we exceeded our 2011 bottom-line guidance, reporting a 69% year-over-year increase in our non-GAAP net income,” said Bona Founder, Chairman and CEO Yu Dong. “Our highly successful blockbuster Flying Swords of Dragon Gate achieved domestic box office receipts of over RMB550 million to become the fourth most successful domestic film in the history of Chinese film. For the full year 2011, we distributed or invested in 15 films in total and attained the second largest share of the distribution market, based on domestic box office receipts. Additionally, we are happy with the progress of our movie theater expansion to date, as we strive toward our goal of operating 30 to 40 new theaters in prime locations across China by 2014. By the end of 2012, our target is to have 21 to 23 operational movie theaters. Our strategic network of movie theaters complements our distribution-centric business model and helps us differentiate ourselves from the competition.”

Mr. Yu continued, “China’s total box office grew a remarkable 30% in 2011, with a record RMB13 billion in total receipts for the year. Movie screens also continue to grow at an unprecedented rate, rising from 6,200 at the beginning of the year to over 9,100 by December 2011. Looking forward, we will continue to leverage our vertically integrated business model to capitalize on the numerous opportunities arising from China’s rapidly growing film industry.”

(1)  As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation, changes in fair value of derivatives and changes in fair value of warrants. See “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

Fourth Quarter 2011 Financial Results

Net Revenues

	4Q11	4Q10	Y-o-Y%
Net Revenues (US$mm)	52.6	17.8	195.2%

The year-over-year increase in fourth quarter 2011 net revenues was primarily due to the box office distribution revenue from the Company’s year-end blockbuster Flying Swords of Dragon Gate.

Segment Net Revenues

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	45.4	(0.8)	7.9	0.1	—	52.6
Intersegment Revenues (US$mm)	1.4	21.9	—	—	(23.3)	—
Total Net Revenues (US$mm)	46.8	21.1	7.9	0.1	(23.3)	52.6

Note: Numbers may not add up due to rounding

Gross Profit and Gross Margin

	4Q11	4Q10	Y-o-Y%
Gross Profit (US$mm)	20.9	8.6	142.3%
Gross Margin	39.7%	48.4%	—

The year-over-year increase in fourth quarter 2011 gross profit was primarily due to stronger distribution revenues in the fourth quarter 2011 compared to the fourth quarter 2010. The year-over-year decrease in gross margin was mainly the result of the increase in film investment and production revenues as a percentage of Bona’s total revenues, which typically has a lower gross margin than the distribution business.

The decrease in gross margin was also the result of a delay in the launch of three Bona movie theaters, two in Beijing and one in Dongguan. The Company booked cost of revenues related to the three theaters in the fourth quarter of 2011. The delay was the result of the timing of necessary government approvals; however the Company expects the three movie theaters to commence operations in the first quarter 2012.

Segment Profit(2) and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	15.1	1.7	3.7	0.1	20.6
As % of Total Segment Profit	73.1%	8.1%	18.1%	0.7%	100%
Segment Margin	32.2%	8.0%	47.2%	90.2%	39.2%

Segment margin for the Investment & Production business declined to 8.0% in the fourth quarter 2011 from 17.8% in the fourth quarter 2010 primarily due to the unpredictable nature of the film production and investment business..

Operating Income and Operating Margin

	4Q11	4Q10	Y-o-Y%
Operating Expenses (US$mm)	17.5	5.4	222.4%
Operating Income (US$mm)	3.4	3.2	5.5%
Operating Margin	6.4%	17.9%	—

Fourth quarter 2011 operating expenses increased year over year mainly due to:

•                  An increase in sales and marketing expense for the promotion of the Company’s newly released films

•                  An increase in general and administrative expense resulting from the expansion of Bona’s business, especially due to the expansion of the movie theater business

•                  An increase in professional fees associated with being a U.S.-listed company

The year-over-year decrease in operating margin was mainly the result of increased operating expenses related to the delay regarding the three Bona movie theaters discussed above.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS(3)

	4Q11	4Q10
Net Income (US$mm)	5.7	3.1
Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.10	0.06

	4Q11	4Q10
Non-GAAP Net Income (US$mm)	6.2	3.4
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.10	0.06

Excluding share-based compensation, the Company’s non-GAAP net income for the fourth quarter 2011 was US$6.2 million, an increase of 82.9% year over year.

(2)  Segment profit is gross profit less film participation expense by segments for the periods indicated.

(3)  “ADS” is American depositary share. Two ADSs represent one ordinary share.

Full Year 2011 Financial Results

Net Revenues

	FY11	FY10	Y-o-Y%
Net Revenues (US$mm)	126.2	52.8	138.9%

The year-over-year increase in net revenues was mainly attributable to an increase in distribution revenues from Bona films distributed in 2011.

Top Five Films in Terms of Revenue Contribution

Film Title	Release Date
1. Flying Swords of Dragon Gate	December 15, 2011
2. Overheard 2	August 18, 2011
3. The Sorcerer and the White Snake	September 28, 2011
4. What Women Want	February 3, 2011
5. Treasure Inn	June 28, 2011

The top five films in 2011 contributed US$68.3 million or 54.1% of full year 2011 net revenues, whereas the contribution of the top five films in 2010 was 53.5%.

Segment Net Revenues

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	92.7	6.2	26.0	1.3	—	126.2
Intersegment Revenues (US$mm)	2.2	44.3	—	—	(46.5)	—
Total Net Revenues (US$mm)	94.9	50.5	26.0	1.3	(46.5)	126.2

Note: Numbers may not add up due to rounding

Gross Profit and Gross Margin

	FY11	FY10	Y-o-Y%
Gross Profit (US$mm)	59.7	26.3	126.9%
Gross Margin	47.3%	49.8%	—

The slight year-over-year decrease in gross margin was primarily due to the increase in film investment and production revenues as a percentage of Bona’s total revenues, which typically has a lower gross margin than the distribution business.

Segment Profit and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	36.9	6.7	14.6	1.2	59.4
As % of Total Segment Profit	62.1%	11.2%	24.6%	2.1%	100%
Segment Margin	38.9%	13.2%	56.1%	91.3%	47.1%

Segment margin for the Investment & Production business declined to 13.2% in 2011 from 20.8% in 2010 primarily due to the unpredictable nature of the film production and investment business.

Operating Income and Operating Margin

	FY11	FY10	Y-o-Y%
Operating Expenses (US$mm)	47.2	17.2	174.2%
Operating Income (US$mm)	12.7	9.2	38.4%
Operating Margin	10.1%	17.4%	—

The year-over-year increase in full year 2011 operating expenses was primarily attributable to:

•                  An increase in sales and marketing expense for the promotion of the Company’s newly released films

•                  An increase in general and administrative expense resulting from the expansion of Bona’s business, especially to the expansion of the movie theater business

•                  An increase in professional fees associated with being a U.S.-listed company

The operating margin decrease in the full year 2011 was mainly due to the expansion of the movie theater business, which has a lower operating margin compared to the Company’s other business segments.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	FY11	FY10
Net Income (Loss) (US$mm)	14.6	(4.2)
Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.25	(0.24)

	FY11	FY10
Non-GAAP Net Income (US$mm)	18.2	10.8
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.31	0.26

Excluding share-based compensation and changes in the fair value of derivatives, the Company’s non-GAAP net income for full year 2011 was US$18.2 million, an increase of 69.4% year over year.

Cash and Cash Flow

As of December 31, 2011, Bona had cash and cash equivalents, term deposits and restricted cash totaling US$30.2 million. Operating cash flow for the fourth quarter 2011 was a net inflow of approximately US$21.1 million and for the full year 2011 was a net inflow of approximately US$2.4 million. The net inflow for full year 2011 was mainly attributable to the collections of gross box office receipts of the films in year 2011.

Business Outlook

Based on current market and operating conditions, the Company estimates non-GAAP net income for the first quarter 2012 to be in the range of US$2.8 million to US$3.2 million, and non-GAAP net income for the full year 2012 to be approximately US$22.0 million.

Full year 2011 non-GAAP net income guidance assumes an increase in the Company’s effective tax rate from 3.1% in 2011 to approximately 20.0% in 2012. In addition, the Company’s full year guidance considers the high upfront costs associated with 10 to 12 green field cinemas commencing operation in 2012.

Fourth Quarter and Full Year 2011 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, March 1, 2012 (9:00 a.m. Beijing/Hong Kong Time on Friday, March 2, 2012). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-903-737

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 53662366

A live and archived webcast of the earnings conference call will be available on Bona’s IR website at http://ir.bonafilm.cn/events.cfm

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates eleven movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and changes in fair value of derivatives. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Unaudited Condensed Consolidated Statement of Operations

(in U.S. dollars, except share data)

			Three-months ended Dec 31
	2011	2010	2011	2010

Net revenue	126,161,270	52,819,786	52,649,520	17,834,818
Cost of revenue	66,458,217	26,501,853	31,734,002	9,201,171
Gross profit	59,703,053	26,317,933	20,915,518	8,633,647

Film participation expense	321,100	696,101	265,977	(43,121)
Sales and marketing	18,506,262	7,213,519	8,469,567	2,295,135
General and administrative	28,371,497	9,305,393	8,812,806	3,191,041
Total operating expenses	47,198,859	17,215,013	17,548,350	5,443,055

Government Subsidy	220,559	88,147	—	—

Operating income	12,724,753	9,191,067	3,367,168	3,190,592

Interest income from bank deposits	248,266	16,125	69,889	5,903
Interest expense	(589,833)	(409,599)	(295,436)	(87,699)
Exchange gain	1,748,044	16,464	1,149,898	—
Interest income from loan to producer of TV series	141,545	856,788	141,545	—
Gain on extinguishment of liability	—	488,799	—	—
Other income	770,081	225,095	351,279	33,482
Changes in fair value of derivatives	—	(14,528,000)	—	—
Income (loss) before income tax provision, and equity in earnings(loss) of affiliated companies, net of income taxes	15,042,856	(4,143,261)	4,784,343	3,142,278

Provision(benefit) for income taxes	473,542	91,053	(939,055)	(984)
Equity in earnings(loss) of affiliated companies, net of income taxes	3,062	11,254	(7,478)	1,991

Net income (loss)	14,572,376	(4,223,060)	5,715,920	3,145,253

Less: Net income (loss) attributable to the noncontrolling interests	140,295	(131,686)	79,843	(24,031)

Net income (loss) attributable to Bona Film Group Limited	14,432,081	(4,091,374)	5,636,077	3,169,284

Net income (loss) attributable to Bona Film Group Limited per ADS
Basic	0.25	(0.24)	0.10	0.06
Diluted	0.24	(0.24)	0.09	0.06

Weighted average shares used in calculating net income per ordinary share
Basic	29,353,936	12,758,575	29,363,899	17,105,650
Diluted	29,844,462	12,758,575	29,723,759	17,363,898

Unaudited Condensed Consolidated Balance Sheets

(in U.S. Dollars, except share data)

	December 31,	December 31,
	2010	2011

Cash and cash equivalents	84,247,984	20,107,349
Term deposits	—	6,038,107
Restricted cash	—	4,066,162
Accounts receivable, net of allowance for doubtful accounts	15,225,792	41,642,787
Prepaid expenses and other current assets	15,659,415	27,335,348
Amount due from related parties	2,815,147	1,183,083
Current deferred tax assets	7,885	15,697
Inventory	96,639	228,412
Total current assets	118,052,862	100,616,945

Distribution rights	2,265,601	3,663,966
Production costs	64,815,878	69,844,822
Prepaid film costs	484,848	6,340,770
Property and equipment, net	14,498,304	40,208,447
Acquired intangible assets	2,293,744	3,993,152
Non-current deferred tax assets	6,732	320,670
Cost method investment	30,303	95,330
Investment in equity affiliates	231,854	55,340
Goodwill	28,536,410	48,612,487
Total assets	231,216,536	273,751,929

Accounts payable	9,533,672	27,807,118
Accrued expenses and other current liabilities	19,577,066	27,239,987
Amounts due to related parties	1,587,121	3,027,872
Income taxes payable	377,019	795,229
Bank borrowing	22,012,560	12,561,806
Other borrowing	1,445,150	1,831,658
Current film participation liabilities	10,209,351	16,224,219
Total current liabilities	64,741,939	89,487,889

Deferred income	—	1,056,676
Non-current film participation liabilities	6,306,818	—
Deferred tax liability	95,613	413,219
Total liabilities	71,144,370	90,957,784

Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 29,349,481 and 30,402,346 shares issued and outstanding as at Dec 31, 2010 and December 31, 2011)	14,675	14,695
Additional paid-in capital	165,975,336	169,519,847
Statutory reserves	1,975,715	2,044,870
Accumulated deficit	(12,030,124)	2,332,802
Accumulated other comprehensive income	2,034,154	5,436,305
Total Bona Film Group Limited’s equity	157,969,756	179,348,519

Noncontrolling interests	2,102,410	3,445,626
Total equity	160,072,166	182,794,145

Total liabilities and equity	231,216,536	273,751,929

Reconciliation of Non-GAAP Measures

			Three-months ended Dec 31
	2011	2010	2011	2010

Net income (loss)	14,572,376	(4,223,060)	5,715,920	3,145,253

Share-based compensation	3,647,144	447,345	441,389	220,657
Changes in fair value of derivatives	—	14,528,000	—	—

Non-GAAP Net income (loss)	18,219,520	10,752,285	6,157,309	3,365,910

For investor and media inquiries please contact:

In China:

Ms. Wang Lei

Bona Film Group Limited

Tel: +86-10-5928-3663-264

Email: ir@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: bona@ogilvy.com